                                                                    EXHIBIT 99.1
                                                           [English Translation]
                                                                   March 9, 2004
                                                                 Fair Disclosure

                              Hanaro Telecom, Inc.
                        2004 February Subscriber Numbers

 1. BROADBAND

                     Products                            Subscribers
                     --------------                      -----------
Residential          ADSL                                  1,023,128
                     Cable Modem                           1,454,969
                                                           ---------
                     SUB-TOTAL                             2,478,097
                                                           =========
Corporate            ADSL                                     18,456
                     Cable Modem                               1,461
                                                           ---------
                     SUB-TOTAL                                19,917
                                                           ---------
VDSL                                                         181,650
LMDS                                                          25,828
Wireless LAN*                                                 24,645
                                                           ---------
                       TOTAL                               2,730,137
                                                           ---------
                     NET ADDITION                              3,342
                                                           =========

2. VOICE

                     Products                               Lines
                     --------------                      -----------
Residential                                                  701,644
Corporate                                                    276,394
VoIP                                                          52,477
                                                           ---------
                        TOTAL                              1,030,515
                                                           =========
                     NET ADDITION                             21,087
                                                           =========


3. LEASED LINE

                                   Products                               Lines
                                   --------------                      -----------
Leased line                                                                  3,251
Internet dedicated                                                           3,098
LMDS(I/D)                                                                       10
Wireless LAN Leased Line                                                         -
International Leased Line                                                       35
                                                                             -----
                                      TOTAL                                  6,394
                                                                             -----
                                   NET ADDITION                                -22
                                                                             -----


4. GRAND TOTAL


                                      TOTAL                              3,767,046
                                                                         ---------
                                  NET ADDITION                              24,407
                                                                         =========


* BASED ON NUMBER OF IDS, WIRELESS LAN HAS 46,106 SUBSCRIBERS.